FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                9th February 2006


                               File no. 0-17630


                      CRH RESPONSE TO PRESS RELEASE ISSUED

                ON 9th FEBRUARY, 2006 BY CORPORACION UNILAND S.A.



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:            CRH RESPONSE TO PRESS RELEASE ISSUED

               ON 9th FEBRUARY, 2006 BY CORPORACION UNILAND S.A.





                                                               9th February 2006







                      CRH RESPONSE TO PRESS RELEASE ISSUED

               ON 9th FEBRUARY, 2006 BY CORPORACION UNILAND S.A.


CRH categorically rejects the allegations contained in the press release issued today by the Board of Directors of Corporacion Uniland S.A. (Uniland) that the purchase by CRH of a 26.3% shareholding in Uniland was unlawful and fraudulent.



The press release is inaccurate in a number of factual respects. CRH and its Spanish legal advisors are satisfied that it has full and legal title to its 26.3% shareholding.



CRH regrets that the Board of Directors of Uniland has initiated legal action and will take all necessary steps to protect its position.








       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square
                              , Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  9th February 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director